SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[   ]  Liquidation

[   ]  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Horizons ETF Trust I

3.	Securities and Exchange Commission File No.: 811-22732

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application      [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

625 Madison Avenue

3rd Floor

New York NY 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bibb L. Strench

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-3537

202.973.2727

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records relating to its function as investment adviser:

Horizons ETFs Management (US) LLC

625 Madison Ave, 3rd Floor

New York, NY 10022

(212) 205-8300

Records relating to its function as administrator, transfer agent, and fund accounting agent:

U.S. Bancorp Fund Services, LLC

P.O. Box 701

Milwaukee, WI 53201

(414) 765-6753

Records relating to its function as administrator, transfer agent, and fund accounting agent:

U.S. Bank National Association

1555 North River Center Drive

Milwaukee, WI 53212

(414) 905-6118

Records relating to its function as principal underwriter:

Foreside Fund Services, LLC

Three Canal Plaza

Suite 100

Portland, ME 04101

(844) 723-8637

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end     [   ] Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Horizons ETFs Management (US) LLC

625 Madison Ave, 3rd Floor

New York, NY 10022

and

Cadence Capital Management LLC

265 Franklin Street, 4th Floor

Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC

Three Canal Plaza

Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes   [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.        (a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

  [X] Yes       [ ] No

If Yes, state the date on which the board vote took place:

September 27, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                    [   ] No

If Yes, state the date on which the shareholder vote took place: December 19, 2018

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                    [   ] No

(a)	If Yes, list the date(s) on which the fund made those distributions):

On December 24, 2018, in connection with the reorganization of the series of Horizons ETF Trust I with and into the corresponding series of Global X Funds, the series of Horizons ETF Trust I received shares of the corresponding shell series of Global X Funds in exchange for their assets and liabilities and distributed those shares to shareholders of the corresponding series of Horizons ETF Trust I.

(b)	Were the distributions made on the basis of net assets?

[X] Yes                    [   ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes                    [   ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes                    [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes                    [   ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes                    [   ] No

If No,

(a)	How many shareholders does the fund have as of the date of this form is filed?

(b)	Describe the relationship of each remaining shareholders to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes                    [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes                    [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[   ] Yes                   [   ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes                    [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i) Legal expenses:	$99,655 (estimate)
		(ii) Accounting expenses:	$0
		(iii) Other expenses:
		Proxy Expenses:	$118,598
		Insurance Expenses:	$67,500
		Trustee Expenses:	$0
		Miscellaneous Expenses:	$99,500 (estimate)
		(iv) Total expenses:	$385,253 (estimate)

(b)	How were those expenses allocated? See below.

(c)	Who paid those expenses? Global X Management Company LLC paid the fees and expenses related to the mergers, including the costs associated with the drafting, printing, and mailing of the Proxy Statement/Prospectus, the solicitation of proxies, and the special shareholder meeting.
(d)	How did the fund pay for unamortized expenses (if any)? See above.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes                    [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

[  ] Yes                    [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes                    [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Global X DAX Germany ETF, Global X NASDAQ 100® Covered Call ETF and Global X S&P 500® Covered Call ETF, each a series of Global X Funds.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22209 (Global X Funds).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A copy of the form of Agreement and Plan of Reorganization and Termination was filed as Appendix A to the definitive Proxy Statement/Prospectus on Form N-14 of Global X Funds (file no. 333-227685), as filed with the Commission on November 2, 2018 pursuant to Rule 497 under the Securities Act of 1933.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of, Horizons ETF Trust I, (ii) he is an officer of Horizons ETF Trust I and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Thomas Calabria

Thomas Calabria

Secretary

Horizons ETF Trust I